MAIL STOP 7010

									June 9, 2006

Charles G. Masters
Chief Executive Officer
Cytation Corp.
4902 Eisenhower Blvd., Suite 185
Tampa, FL 33634

RE:	Cytation Corporation
	Information Statement on Schedule 14C
	Amended June 2, 2006
	File No. 0-05388
	Form 10-QSB for the Period Ended April 1, 2006


Dear Mr. Masters:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information Statement on Schedule 14C

Capital Structure, page 36

1. We have reviewed your responses to prior comments 4 and 12. Your response is unclear as to why you have not provided detailed computations supporting your conclusion as to whether your convertible preferred stock has any nondetachable conversion features that would be deemed to be beneficial. It is also unclear why you have not amortized the discounts from the face value of the preferred stock resulting from the allocation of a portion of the proceeds to the warrants. Please cite specific paragraphs from EITF 98-5 and 00-
27 to support your statement "because the perpetual preferred stock is permanent equity and will not effect the income statement, we have not calculated the value of the beneficial conversion features, or amortized the discounts from the face value of the preferred stock."
Alternatively, please provide us with detailed computations supporting your conclusion regarding any beneficial conversion features. We also advise you to include the amortization of the discounts from the face value of the preferred stock resulting from the allocation of a portion of the proceeds to the warrants and any beneficial conversion feature in arriving at net income applicable to common shareholders, within your pro forma consolidated statements of operations. Issue 6 of EITF 00-27 states that discounts should be amortized from the date of issuance to the earliest conversion date.

2. We have reviewed your response to prior comment 5. It appears that the table that discloses the assumptions used in calculating the fair value of the warrants still does not agree to your disclosures.
Specifically, the number of warrants for Class BD-1, BD-2, BD-3, BD-
4, and BD-5, as well as the number of years related to the Class BD-5 warrants, as presented in the table, do not agree to your disclosures. Please revise or advise.

3. We have reviewed your response to prior comment 10. Given that your Series A preferred stock is convertible into common stock at a price of $0.75 per share, please tell us how you adjusted the conversion rates in conjunction with your 2-for-1 stock dividend declared on November 14, 2005 and revise your disclosures, as needed.

Exhibit 99.4

Consolidated Pro Forma Balance Sheet

4. Please present a pro forma balance sheet as of April 1, 2006 instead of December 31, 2005. See Rule 11-02(c)(1) of Regulation
S-
X.

Pro Forma Consolidated Statements of Operations

5. Please also present a pro forma statement of operations for the period ended April 1, 2006. See Rule 11-02(c)(2) of Regulation S-X.

Exhibits 99.5 - 99.7

Cytation Corporation Financial Statements For the Quarter Ended
April
1, 2006

6. We have reviewed your response to comment 9. Please include the footnote disclosures for the interim period which you have included in your Form 10-QSB for the period ended April 1, 2006. Rule 3-12(a)
of Regulation S-X references Rule 10-01 of Regulation S-X, which states "the interim financial information shall include disclosures either on the face of the financial statements or in accompanying footnotes sufficient so as to make the interim information presented not misleading."

Quarterly Report on Form 10-QSB for the period ended April 1, 2006

General

7. Please address the above comments in your interim filings as well.

8. Please revise to include the disclosure required by paragraph
14
of FIN 45 for each period presented.

Closing Comment

      Please contact Jeffrey Gordon, Staff Accountant, at (202)
551-
3866 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 with any questions on the financial statements. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Brent A. Jones, Esq.
	(813) 223-9620
Charles G. Masters
Cytation Corp.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE